AH 3/7/2002



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00



02003196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41566

RECD S.E.C.
MAR 1 - 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hanover Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

379 Thornall Street
(No. and Street)

Edison	New Jersey	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Irma N. Tavares — (732) 548 - 0101
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two Hilton Court	Parsippany	New Jersey	07054-0319
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

AFFIRMATION

I, John A. Burchett, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hanover Capital Securities, Inc. for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

President
Title



Notary Public

ANNE T. AKERS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires April 15, 2003

Deloitte & Touche LLP
Third Floor
750 College Road East
Princeton, New Jersey 08540

Tel: (609) 987-0234
Fax: (609) 987-1515
www.deloitte.com

Deloitte & Touche



INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Hanover Capital Partners Ltd.

We have audited the following financial statements of Hanover Capital Securities, Inc. (a wholly-owned subsidiary of Hanover Capital Partners Ltd.) (the "Company") for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Changes in Stockholder's Equity	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hanover Capital Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Hanover Capital Securities, Inc. as of December 31, 2001, are presented for purposes of additional analysis and are not a required part of the

basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 15, 2002

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 195,696
Investment in non-marketable securities (Note 2)	3,300
Fees receivable from related party	147
Due from related party	4,704
Prepaid expenses	2,142
Deferred tax asset (Notes 2 and 4)	15,829
TOTAL ASSETS	$ 221,818

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 26,500
Payable to affiliates	42,803
Income taxes payable (Notes 2 and 4)	617
Total liabilities	69,920
STOCKHOLDER'S EQUITY (Note 3):	
Common stock, no par value - 100 shares authorized and outstanding	100
Additional paid-in capital	187,598
Retained deficit	(35,800)
Total stockholder's equity	151,898
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 221,818

See notes to financial statements.

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Total revenue	$ -
OPERATING EXPENSES:	
Professional fees	22,500
Personnel	12,424
Occupancy	11,789
Licenses and fees	1,770
Insurance	1,099
Other operating expenses	669
Total operating expenses	50,251
LOSS BEFORE INCOME TAXES	(50,251)
BENEFIT FROM INCOME TAXES (Notes 2 and 4)	8,194
NET LOSS	($42,057)

See notes to financial statements.

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (42,057)
Changes in assets and liabilities:	
Increase in due from related party	(4,704)
Increase in prepaid expenses	(237)
Decrease in deferred tax asset	2,914
Increase in accrued expenses	16,500
Increase in payable to affiliate	31,477
Decrease in income taxes payable	(63)
Net cash provided by operating activities	3,830
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from capital contribution	25,000
NET INCREASE IN CASH	28,830
CASH, JANUARY 1, 2001	166,866
CASH, DECEMBER 31, 2001	$ 195,696

See notes to financial statements.

HANOVER CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock				
	Shares	Par Value	Paid-in Capital	Retained (Deficit) Earnings	Total
BALANCE, JANUARY 1, 2001	100	$ 100	$ 162,598	$ 6,257	$ 168,955
Capital contribution	-	-	25,000	-	25,000
Net loss	-	-	-	(42,057)	(42,057)
BALANCE, DECEMBER 31, 2001	100	$ 100	$ 187,598	$ (35,800)	$ 151,898

See notes to financial statements.

1. ORGANIZATION

Hanover Capital Securities, Inc. (the "Company"), which is incorporated in the State of New York, is a wholly-owned subsidiary of Hanover Capital Partners Ltd. ("HCP").

The Company is a registered broker/dealer with the Securities and Exchange Commission. The Company does not carry security accounts for customers nor perform custodial functions relating to customer securities. All securities transactions are introduced on a fully disclosed basis for clearance, execution and settlement by Northeast Securities, Inc. ("Northeast"), a registered broker/dealer. The Company does not maintain a clearing deposit with Northeast as such deposit is required by Northeast on a transaction by transaction basis. For the year ended December 31, 2001, the Company did not introduce, execute or settle any securities transactions for customers with Northeast.

2. ACCOUNTING POLICIES

Cash - The Company maintains its cash in a financial institution account, the balance at which at times, may exceed federally insured limits.

Securities Transactions - The Company records all securities transactions on a trade date basis.

Market Value of Financial Instruments - The financial instruments of the Company are reported in the accompanying statement of financial condition at cost, an amount that approximates market value at December 31, 2001. The Company maintains physical custody of all financial instruments.

Income Taxes - The Company is included in the consolidated Federal income tax return of HCP. Pursuant to an arrangement with HCP, the Company computes its Federal income tax provision on a separate return basis and settles the amount of the current provision, if any, through an intercompany payable with HCP. The benefit of the future use of the net operating losses will be settled with HCP through the intercompany account. Separate state and city tax returns are prepared by the Company for which HCP remits the related tax liabilities to the appropriate taxing authority. A current or deferred tax liability or asset is recognized for the current or deferred tax effects of all events recognized in the financial statements. Those effects are measured based on provisions of current tax law to determine the amount of taxes payable or refundable currently or in future years. The tax effects of earning income or incurring expenses in future years or the future enactment of a change in tax laws or rates are not anticipated in determining deferred tax assets or liabilities.

Related Party Transactions - Fees receivable from related party represents fees paid by the Company on behalf of one of its officers. Due from related party represents the net of the income tax benefit of HCP's use of the Company's net operating losses and expenses paid by HCP on behalf of the Company. Payable to affiliates represents expenses paid by HCHI and HTC on behalf of the Company. The results of operations may not necessarily be indicative of those that would have occurred had the Company operated on a stand-alone basis.

Recently Adopted Accounting Pronouncements – In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125* ("SFAS 140"). The components of SFAS 140 that relate to disclosure and accounting for collateral were adopted by the Company for the year ended December 31, 2000. The Company adopted the remaining provisions of SFAS 140 in 2001. SFAS 140 did not have an impact on the Company's financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule provides for restrictions on operations if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2001, the Company's net capital and excess net capital were $125,776 and $25,776 respectively, and the Company's ratio of aggregate indebtedness to net capital was 0.56 to 1.

4. INCOME TAXES

The components of income tax benefit for the year ended December 31, 2001 consist of the following:

Current - State and local	$ (11,108)
Deferred - Federal, state and local	2,914
Total	$ (8,194)

The effective tax rate differs from the maximum Federal statutory rate of 34% due primarily to a lower Federal statutory rate and the write-off of a deferred tax asset no longer available for use by the Company.

The asset for income taxes at December 31, 2001 represents deferred taxes that have been provided for the temporary differences between the tax basis and financial statement carrying amounts of assets and liabilities as follows:

Federal net operating loss carryforward	$ 7,464
State/City net operating loss carryforward	8,365
Total deferred tax asset	$ 15,829

5. LEASES

The Company operates in the offices of a related party and affiliates and has been allocated $11,789, its proportionate share of rent expense.

* * * * * *

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 151,898
LESS NONALLOWABLE ASSETS:	
Investment in non-marketable securities	3,300
Fees receivable from related party	147
Due from related party	4,704
Prepaid expenses	2,142
Deferred tax asset	15,829
NET CAPITAL	$ 125,776
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	$ 69,920
Minimum capital required (The greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 100,000
Capital in excess of minimum requirements	$ 25,776
Ratio of aggregate indebtedness to net capital	0.56 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2001.

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte & Touche LLP
Third Floor
750 College Road East
Princeton, New Jersey 08540

Tel: (609) 987-0234
Fax: (609) 987-1515
www.deloitte.com


Deloitte
& Touche

February 15, 2002

Hanover Capital Securities, Inc.
379 Thornall Street
Edison, New Jersey 08837

Dear Sirs:

In planning and performing our audit of the financial statements of Hanover Capital Securities, Inc. (a wholly-owned subsidiary of Hanover Capital Partners Ltd.) (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission"), above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following condition involving the internal control:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated February 15, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP